Exhibit 99.1

DoubleDown Interactive Reports Fourth Quarter and Full Year 2022 Results

SEATTLE, WASHINGTON – February 7, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2022.

Fourth Quarter 2022 vs. Fourth Quarter 2021 Summary

•	Revenues decreased from $86.3 million in the fourth quarter of 2021 to $76.2 million in the fourth quarter of 2022.

•

Operating costs increased from $62.7 million in the fourth quarter of 2021 to $321.4 million in the fourth quarter of 2022, primarily due to a $269.9 million non-cash impairment of Goodwill that the Company took in the fourth quarter of 2022, which is a one-time charge and not re-occurring in nature.

•	Operating costs would have decreased to $51.5 million (excluding the one-time Goodwill impairment of $269.9 million), primarily due to lower cost of revenues and decreased marketing expenditures.

•

Adjusted EBITDA decreased from $25.8 million for the fourth quarter of 2021 to $24.7 million for the fourth quarter of 2022, resulting in an Adjusted EBITDA margin of 32.4% for the fourth quarter of 2022, compared to an Adjusted EBITDA margin of 29.9% for the fourth quarter of 2021. The decrease in Adjusted EBITDA was primarily due to lower revenue in the fourth quarter of 2022, with the higher Adjusted EBITDA margin primarily attributable to lower marketing expenditures.

•

The Company recorded a net loss of $194.4 million, or a loss of $78.47 per common share on a fully diluted basis (loss of $3.92 per American Depositary Share (“ADS”)), in the fourth quarter of 2022, compared to a net income of $17.4 million, or $7.04 per common share on a fully diluted basis ($0.35 per ADS), in the fourth quarter of 2021. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) increased from $0.96 in the fourth quarter of 2021 to $0.98 in the fourth quarter of 2022.

•	Average monthly revenue per payer increased from $216 in the fourth quarter of 2021 to $227 in the fourth quarter of 2022.

Full Year 2022 vs. Full Year 2021 Summary

•	Revenues decreased from $363.2 million for the year ended December 31, 2021 to $321.0 million for the year ended December 31, 2022.

•

Operating costs increased from $264.5 million in the year ended December 31, 2021 to $634.9 million in the year ended December 31, 2022, primarily due to a $141.75 million charge related to the previously announced agreement to settle the Benson class action and associated proceedings and the $269.9 million impairment of Goodwill mentioned above. Both charges are one-time charges and not re-occurring in nature.

•	Operating costs would have decreased to $223.3 million in the year ended December 31, 2022 (excluding the Benson charge and Goodwill impairment).

•

Adjusted EBITDA decreased from $120.1 million for the year ended December 31, 2021 to $101.6 million for the year ended December 31, 2022, resulting in an Adjusted EBITDA margin of 31.6% in 2022, compared to an adjusted EBITDA margin of 33.1% for 2021. The decreases in Adjusted EBITDA and Adjusted EBITDA margin in 2022 were primarily due to lower revenue in 2022.

•

The Company recorded a net loss of $234.0 million for the year ended December 31, 2022, or a loss of $94.43 per common share on a fully diluted basis (loss of $4.72 per ADS), compared to a net income of $78.1 million for the year ended December 31, 2021, or $33.91 per common share on a fully diluted basis ($1.70 per ADS).

•	ARPDAU remained stable at $0.97 for the year ended December 31, 2021 and December 31, 2022.

•	Average monthly revenue per payer increased from $218 for the year ended December 31, 2021 to $226 for the year ended December 31, 2022.

“DoubleDown completed the fourth quarter with continuing solid cash flow generation and strong Adjusted EBITDA margins, continuing to demonstrate the attractive high-margin, capital light business model of our company,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Our full-year 2022 revenue of $321.0 million represents growth of over 17% compared to full-year 2019, the most recent comparable period prior to the COVID pandemic, which we believe illustrates the stickiness of the customer base we have retained over the past several years. While global inflationary pressures and recession concerns may be moderately impacting discretionary spending broadly, we believe our compelling gaming options and player loyalty provide us with an advantageous position to remain a leading gaming company.”

“Looking ahead, we are excited about the potential of our recently announced acquisition of SuprNation, which allows us to enter the i-Gaming market and expand our international presence, particularly in the regulated markets of Europe. We expect to close this transaction in the coming months and quickly initiate projects to capture synergy opportunities once the transaction is closed. Additionally, we continue to plan for new organic gaming additions, most near-term with Spinning in Space, which recently began its soft launch period. We also plan for additional launches of new games in 2023. Further, we remain in a strong cash position of over $150 million (including cash, cash equivalents and short-term investments, net of debt and the accrual on our balance sheet associated with our Benson class action settlement) at the end of 2022.”

Summary Operating Results for Double Down Interactive (Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Revenue	$76.2	$86.3	$321.0	$363.2
Total operating expenses	51.5	62.7	223.3	261.0
Loss Contingency	—	—	141.8	3.5
Impairment of Intangibles	269.9	—	269.9	—
Adjusted EBITDA	24.7	25.8	101.6	120.1
Net income (loss)	$(194.4)	$17.4	$(234.0)	$78.1
Net income margin	(255.2%)	20.2%	(72.9%)	21.5%
Adjusted EBITDA margin	32.4%	29.9%	31.6%	33.1%
Non-financial performance metrics
Average MAUs (000s)	2,084	2,432	2,247	2,444
Average DAUs (000s)	855	987	919	1,022
ARPDAU	$0.98	$0.96	$0.97	$0.97
Average monthly revenue per payer	$227	$216	$226	$218
Payer conversion	5.4%	5.5%	5.3%	5.7%

Fourth Quarter 2022 Financial Results

Revenue in the fourth quarter of 2022 was $76.2 million, a 12% decrease from the fourth quarter of 2021. The decrease was primarily due to the further normalization of player activities after the lifting of stay-at-home orders and other COVID-related restrictions compared to the prior year, as well as changes in player behaviors relating to inflation and global economic concerns during 2022.

Operating expenses in the fourth quarter of 2022 were $321.4 million, a 413% increase from the fourth quarter of 2021. The increase was primarily due to a non-cash impairment of goodwill following its regular evaluation in accordance with U.S. GAAP. The goodwill impairment was the result of decrease in the market price of our ADSs in 2022, and as such, the impairment was purely driven by accounting principles, is non-cash, and has no fundamental impact to our business. The increase in operating expenses was partially offset by lower cost of revenues and decreased marketing expenditures.

We recorded a net loss of $194.4 million in the fourth quarter of 2022 , or a loss of $78.47 per common share (a loss of $3.92 per ADS) on a fully diluted basis, compared to a net income of $17.4 million, or $7.04 per common share ($0.35 per ADS) on a fully diluted basis, in the fourth quarter of 2021, primarily as a result of the decreased revenue and increased operating expenses. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the fourth quarter of 2022 was $24.7 million, a decrease compared to $25.8 million in the fourth quarter of 2021. The decrease was primarily due to lower revenue.

Net cash flows used in operating activities for the fourth quarter of 2022 was $20.9 million, compared to net cash flows provided by operating activities of $18.5 million in the fourth quarter of 2021. The decrease was primarily due to the payment of $50 million toward the Benson litigation settlement. Excluding such payment, net cash flows provided by operating activities were $29.1 million.

Full Year 2022 Financial Results

Revenue for the year ended December 31, 2022 was $321.0 million, down 12% from the prior year, primarily due to the further normalization of player activities after the lifting of stay-at-home orders and other COVID-related restrictions in the second quarter of 2022 compared to the prior year, as well as changes in player behaviors relating to inflation and global economic concerns during 2022.

Operating expenses for the year ended December 31, 2022 were $634.9 million, an increase of 140% from the prior year. The increase was primarily due to a charge of $141.75 million reflecting the incremental charge associated with the agreement in principle to settle the Benson class action complaint and associated proceedings and a $269.9 million impairment of goodwill. Both charges are one-time charges and not re-occurring in nature.

We recorded a net loss of $234.0 million for the year ended December 31, 2022, or a loss of $94.43 per common share on a fully diluted basis (loss of $4.72 per ADS), compared to a net income of $78.1 million for 2021, or $33.91 per common share on a fully diluted basis ($1.70 per ADS).

Adjusted EBITDA for 2022 decreased to $101.6 million compared to $120.1 million for 2021, primarily due to lower revenue in 2022.

Net cash flows provided by operating activities for the year ended December 31, 2022, were $50.8 million compared to $96.1 million in the year ended December 31, 2021. The decrease was primarily due to the payment of $50 million toward the Benson litigation settlement in the fourth quarter of 2022. Excluding such payment, net cash flows provided by operating activities were $100.8 million.

Conference Call

DoubleDown will hold a conference call today (February 7, 2023) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown Fourth Quarter 2022 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Fourth Quarter 2022 Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following six line items: (i)depreciation and amortization; (ii) loss contingency related to the Benson case; (iii) impairment of goodwill and intangibles; (iv) interest expense; (v) foreign currency transaction/remeasurement (gain) loss; (vi) short-term investments (gain) loss; and (vii) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except percentages)	2022	2021	2022	2021
Net income (loss)	$(194.4)	$17.4	$(234.0)	$78.1
Income tax (expense) benefit	60.3	(5.8)	71.2	(22.5)
Income before tax	(254.7)	23.2	(305.2)	100.6
Adjustments for:
Depreciation and amortization	0.1	2.2	3.8	17.9
Loss contingency	—	—	141.8	3.5
Impairment of intangibles	269.9	—	269.9	—
Interest expense	0.5	0.5	1.8	2.0
Foreign currency transaction/remeasurement (gain) loss	11.2	(1.6)	(5.8)	(3.0)
Short-term investments (gain) loss	(0.0)	—	0.2	—
Other (income) expense, net	(2.2)	1.5	(4.9)	(0.9)
Adjusted EBITDA	$24.7	$25.8	$101.6	$120.1
Adjusted EBITDA margin	32.4%	29.9%	31.6%	33.1%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Years ended December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$217,352	$242,060
Short-term investments	67,891	—
Accounts receivable, net	21,198	21,875
Prepaid expenses, and other assets	6,441	6,817

Total current assets	$312,882	$270,752
Property and equipment, net	436	384
Operating lease right-of-use assets, net	3,858	6,830
Intangible assets, net	35,051	53,679
Goodwill	379,072	633,965
Deferred tax asset	59,250	2,616
Other non-current assets	1,463	1,582

Total assets	$792,052	$969,808

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$13,830	14,752
Short-term operating lease liabilities	3,050	3,076
Contract liabilities	2,426	2,246
Loss Contingency	95,250	—
Other current liabilities	1,926	730

Total current liabilities	$116,482	$20,804
Long-term borrowings with related party	39,454	42,176
Long-term operating lease liabilities	1,625	4,688
Deferred tax liabilities, net	—	28,309
Loss Contingency	—	3,500
Other non-current liabilities	8,265	6,453

Total liabilities	$165,826	$105,930

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	671,831
Accumulated other comprehensive income	19,360	23,033
Retained earnings	226,388	147,816

Total shareholders’ equity	$626,226	$863,878

Total liabilities and shareholders’ equity	$792,052	$969,808

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited)

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Revenue	$76,170	$86,303	$321,027	$363,205
Operating expenses:
Cost of revenue(1)	25,841	29,789	109,305	126,612
Sales and marketing(1)	16,855	21,908	71,911	78,821
Research and development(1)	4,478	3,855	18,182	18,490
General and administrative(1)	4,287	4,947	20,058	19,131
Loss contingency	—	—	141,750	3,500
Impairment of goodwill and intangibles	269,893	—	269,893	—
Depreciation and amortization	50	2,214	3,801	17,918

Total operating expenses	321,404	62,713	634,900	264,472

Operating income (loss)	$(245,234)	$23,590	$(313,873)	$98,733

Other income (expense):
Interest expense	(476)	(490)	(1,831)	(2,011)
Interest income	2,251	100	4,993	208
Gain on foreign currency transactions	6,138	70	6,994	1,110
Gain (loss) on foreign currency remeasurement, net	(17,341)	1,567	(1,179)	1,920
Gain (loss) on short-term investments	3	—	(152)	—
Other, net	(22)	(1,607)	(120)	654

Total other income (expense), net	$(9,447)	$(360)	$8,705	$1,881

Income (loss) before income tax	$(254,681)	$23,230	$(305,168)	$100,614

Income tax (expense) benefit	60,264	(5,793)	71,190	(22,506)

Net income (loss)	$(194,417)	$17,437	$(233,978)	$78,108

Other comprehensive income (expense):
Pension adjustments, net of tax	32	(165)	(154)	(286)
Gain (loss) on foreign currency translation	7,567	89	(3,519)	504

Comprehensive income (loss)	$(186,818)	$17,361	$(237,651)	$78,326

Earnings per share:
Basic	$(78.47)	$7.04	$(94.43)	$33.91
Diluted	$(78.47)	$7.04	$(94.43)	$33.91
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,303,200
Diluted	2,477,672	2,477,672	2,477,672	2,303,200

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Years ended December 31,
	2022	2021
Cash flow from (used in) operating activities:
Net Income (loss)	$(233,978)	$78,108
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,801	17,918
Impairment of goodwill and intangibles	269,893	—
(Gain)Loss on foreign currency remeasurement	1,179	(2,082)
(Gain)Loss on short-term investments	152	—
Deferred taxes	(84,983)	5,976
Non-cash interest expense on Bonds	—	23
Working capital adjustments:
Accounts receivable	(46)	1,638
Prepaid expenses, other current and non-current assets	(142)	(2,950)
Accounts payable, accrued expenses and other payables	(239)	(2,052)
Contract liabilities	180	(168)
Income tax payable	—	(2,838)
Loss contingency	91,750	3,500
Other current and non-current liabilities	3,224	(968)

Net cash flows from operating activities	$50,791	$96,105
Cash flow (used in) investing activities:
Purchases of intangible assets	(4)	(61)
Purchases of property and equipment	(269)	(207)
Disposals of property and equipment	26	3
Purchases of short-term investments	(518,629)	(1,541)
Sales of short-term investments	451,046	—

Net cash flows (used in) investing activities	$(67,830)	$(1,806)
Cash flow from (used in) financing activities:
Issuance of new shares - IPO	—	86,041

Net cash flows from (used in) financing activities:	—	$86,041
Net foreign exchange difference on cash and cash equivalents	(7,669)	(1,468)

Net increase (decrease) in cash and cash equivalents	$(24,708)	$178,872

Cash and cash equivalents at beginning of period	$242,060	$63,188
Cash and cash equivalents at end of period	$217,352	$242,060
Supplemental disclosures of cash flow information
Noncash financing activity:
Conversion of 2.5% Convertible bonds, net of tax	$—	—
Conversion of 2.5% Non-convertible bonds with warrants, net of tax	$—	—
Cash paid during year for:
Interest	—	—
Income taxes	$15,985	$18,819